[LETTERHEAD]

November 26,  2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Dimensions, Inc. (the Company)
Form S-1 Registration Statement, Amendment No. 1
File Number: 333-153683

Dear Mr. Owings;

This is in response to your October 24, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1.
We note that your registration statement does not consistently conform to the requirements of Form. S-1. For example, the Registration Facing Page does not indicate whether you are filing as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Also, the item numbers provided in Part II of your filing are inaccurate; for example, your reference to Item 24 should be to Item 14. Please be advised that the Commission adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. Please revise your filing accordingly.

Your comment has been noted. The Company will comply.

Mr. H. Christopher Owings
November 26, 2008

2.	You refer to your parent company as Art Designs, Inc. when, in fact, it appears that you mean to refer to Art Design, Inc. Please revise or advise.

 Your comment has been noted. The Company has made the required change.

3.
Considering you have registered the sale of the securities being issued in the spinoff, rather than comply with the conditions of the Staff Legal Bulletin No. 4 dated September 16, 1997, please revise your registration statement to identify your _ parent as an underwriter and name them as a selling shareholder, pursuant to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

We believe that the spin-off meets the condition of the Staff Legal Bulletin No. 4, and the Company is not making a “sale” of the spin-off shares. Further, Art Design, Inc. acquired the original shares of the Company in January, 2008. Since more than six months have elapsed since the acquisition, we believe that there is a presumption that Art Design, Inc. did not take the shares with a view toward distribution, making it an underwriter. However the Company is voluntarily registering the spin-off shares. The Company’s plan to provide full and complete disclosure with respect its operations and to comply with the registration requirements of the Securities Act of 1933.

Inside Front and Outside Back Cover Pages of Prospectus

4.
We note that a “subject to completion” legend is included in the front cover of the registration statement, but not on the cover page of the prospectus. If you plan on using the prospectus before the effective date of the registration statement, please revise to include the "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

We have removed that legend. We do not plan to use the prospectus prior to the effective date of the registration statement.

5.
We note that you include a table of contents on the outside back cover of the prospectus, but it does not include a specific listing of the risk factors section. Please revise the prospectus to include a table of contents on either the front or outside back cover pages of the prospectus that includes the page numbers of the various sections or subsections of the prospectus and includes a specific listing of the risk factors section. Refer to Item 502 of Regulation S-K.

The Company has provided the additional disclosure.

Mr. H. Christopher Owings
November 26, 2008

Forward-looking Statements, page 4

6.
We note that you state on page 4 that the risk factors are identified above, but the risk factors do not begin until page 5. Please revise this statement to reflect the correct location of the Risk Factors.

The Company has provided the correction.

Summary, page 4

7.
We note your indication that your parent's directors decided it was in the best interest of ATDN and Art Dimensions and ADTN' s shareholders to spin-off Art Dimensions to minimize any potential conflict of interest. Considering the businesses of the two companies are related, explain why you chose to form the registrant as a subsidiary in the first place.

The management of Art Design, Inc. originally thought that the two companies would operate in a more closely-related manner. However, management of Art Design, Inc. now believes that the companies have two unique and distinct business plans and should not be directly tied together in order to maximize the potential success of both.

Risk Factors, page 5

8.
Many of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, you use the subheadings "We may need to substantially invest in marketing efforts in order to grow our business, which will be expensive", "We do not expect to pay dividends on common stock" and "Issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock... ." Please revise your subheadings to reflect the risk you arc describing in the accompanying text and explain why the risk is one of which investors should be made aware. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

The Company has provided the additional disclosure.

Mr. H. Christopher Owings
November 26, 2008

9.
The discussion of your risk factors sometimes does not adequately explain how the risk affects the issuer or the securities being offered as required by Item 503(c) of Regulation S-K. For example, you indicate on page 6 that "Because we are a company with a limited history, the operations in which we engage in, the art consulting, marketing and agent business, is (sic) an extremely risky business." Please revise this risk factor to explain why your limited operating history poses a unique risk with respect to the art consulting, marketing and agent business. Also, please ensure that all of your risk factors explain how the risk affects the issuer or the securities being offered.

The Company has provided the additional disclosure.

10.
We note that you indicate on page 7 that you have only one employee, Mrs. Gregarek, but page 10 includes a risk factor indicating that you depend on the continued employment of both Mrs. Gregarek and Mrs. Sheehan. Also, on page 22 you indicate that you have two part-time employees. Please revise your filing to accurately reflect your number of employees.

The Company has provided the additional disclosure.

11.
We note that there are risk factors on page 8 that seem to present contradictory information. The first risk factor indicates that you "have no established relationships at this time." In contrast, the third risk factor on page 8 states that you plan to "rely primarily on word of mouth from our existing contacts...." in order to grow your business. Please revise these risk factors to include a more detailed explanation of how you intend to use your relationships and contacts and how each will affect your business.

 The Company has provided the corrections, including combining a risk factor and deleting one.

12.
We note that the last risk factor on page 8 appears to include two distinct risk factors. It first indicates that your performance depends on the ability to engage key artists, but later indicates that art prices are determined on "non-rational forces." Please revise this risk factor to either explain the connection between the need to identify key artists and art pricing or, if appropriate, separate these concepts into distinct risk factors. Also, the first risk factor on page 8, "Our ability to grow our business depends on relationships with others," appears to be duplicative in some respects with this risk factor; please revise or advise.

The Company has provided the correction.

Mr. H. Christopher Owings
November 26, 2008

13.
It appears that you have several risk factors on pages 8, 9, 10 and 11 describing essentially the same risks relating to the competitiveness of your industry, the over-the-counter markets and penny stocks. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish between these risk factors, or combine them, making sure to eliminate any duplicative disclosure. Refer to Securities Act Release No. 33-8350 (published December 19, 2003).

The Company has made the appropriate changes.

14.
We note that both of your officers and directors appear  to concurrently work for what appears to be a competing business, Art Design, Inc. Please include a separate risk factor discussing the material risk that could arise from this arrangement, including a discussion of how your officers will treat corporate opportunities available to both the registrant and the other business they work for.

The Company has provided the additional disclosure.

The Spin-Off and Plan of Distribution, page 13

15.	Please revise to disclose the amount of compensation to be paid and other expenses relating to the distribution of registrant's shares. Refer to Item 508(c)(3) of Regulation S-K.

The Company has provided the additional disclosure.

Background and Reasons for the Spin-Off, page 14

16.
We note that you indicate that your business is related to the operations of your parent, Art Design, Inc., and that the spin-off is intended to "minimize any potential conflict of interest." Please revise to describe the conflicts of interest that led to the decision to spin-off the registrant from its parent. To the extent you have experienced or will experience any of these conflicts of interest, please describe how you have resolved the conflicts and how you intend to do so in the future.

The Company has provided the additional disclosure.

Management’s Discussion and Analysis…page 17

17.
We note that there are inconsistencies in the description of your business. For example, in the second paragraph on page 17 and on page 19 you state that you "own and operate an art collectibles business." In the third paragraph on the same page you state that you provide art consulting and marketing services, and earn revenue from the sale of art products and consulting services. Also, this is the first instance where you mention selling art. Please revise your disclosure to ensure that the descriptions of your business are accurate, consistent and complete.

The Company has provided the correction.

Mr. H. Christopher Owings
November 26, 2008

18.
We note that the notes to the financial statements on page F-8 state that all company sales of $55,073 were to one customer. Please revise to disclose this fact. Refer to Items 303(a)(3)(i) and 101(h)(4)(vi) of Regulation S-K.

The Company has provided the additional disclosure. Please note that we have updated the financial statements to September 30.

Liquidity and Capital Resources, page 18

19.
We note that you state that registrant had cash or cash equivalents of $1,532 as of October 31, 2007. We note on page 4, however, that you state that you did not begin operations until your date of incorporation, January 29, 2008. Please revise to clarify this apparent discrepancy.

The Company has provided the clarification.

20.	You state in the fifth paragraph of this discussion that you "do not expect any material our (sic) capital costs to develop operations." Please revise to clarify this statement.

The Company has provided the clarification.

21.
You disclose under Risk Factors on page 10 that the loss of the Spyglass financing would have a material adverse effect on your business. Please provide a more detailed discussion of the Spyglass financing and its importance to your business under Liquidity and Capital Resources, including the material terms of the financing agreement.

The Company has provided the additional disclosure.

22.
Your indication that you have sufficient capital in the short term is insufficient to provide readers with a sense as to when you might need to raise additional capital. Please specifically state how long your existing capital will support your operations. In this regard, we note that your loan with Spyglass matures on May 31, 2009.

The Company has provided the additional disclosure.

Mr. H. Christopher Owings
November 26, 2008

Critical Accounting Policies, page 19

23.
Please expand your disclosure regarding critical accounting policies to address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. Please revise to identify accounting estimates and assumptions that have a material impact on reported financial condition and operating performance. In your revised disclosure you should present an analysis of the uncertainties involved in applying critical accounting policies at a given time or the variability that is reasonably likely to result from their application over time. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

The Company has provided the additional disclosure.

Plan of Operation for January 29, 2008 to December 31, 2009, page 19

24.
We note that the heading on page 19 indicates that your plan of operation spans the two year period from January 29, 2008 through December 31, 2009, but the discussion only relates to the "next twelve months." Please revise the heading to accurately reflect the discussion that follows.

The Company has provided the clarification.

Business, page 20

25.
On page 21 we note that you indicate that you have no website. You later state on page 22 that you plan to concentrate your operations in Denver, Colorado and online through a website, but you make no mention of the website or the internet in the immediately following discussion of marketing and promotion. Please revise your disclosure to clarify the status of your website and the methods you are using Or will use with respect to marketing via the internet

The Company has deleted the reference to a website. The Company does not plan to create a website.

26.
We note that the promissory note with Spyglass Investment Partnership has an initial due date of May 31, 2009 with a possible extension ending May 31, 2010. Therefore, please revise the discussion of the promissory note on page 21 to reflect the accurate initial due date.

The Company has provided the clarification.

Mr. H. Christopher Owings
November 26, 2008

27.
We note that you state that the Spyglass note may be extended until May 31, 2010, and if you are "unable to raise funds to cover any operating deficit after fiscal year ending December 31, 2010, [your] business may fail " Please revise to describe the funds you will utilize to continue operations from the expiration of the note on May 31, 2010, until the end of your fiscal year.

The Company has provided the revised disclosure.

28.
Please revise your discussion to provide additional detail regarding your business plan. For example, please explain how you plan to generate revenue; it is not clear if you will generate revenue by selling products or providing consulting services or both. It would appear that you plan to generate revenue by providing services to your clients, however, at least for the first six months of your business, the amount of your cost of goods nearly equaled the amount of sales you made.

The Company has provided the additional disclosure.

29.	Disclose your principal suppliers, if any, and how you intend to ensure that you will have sufficient products on hand. Refer to Item 101(h)(4)(v) of Regulation S-K.

The Company has provided the additional disclosure.

30.
In an appropriate place in this discussion, please discuss your strategy to grow your business. You mention on page 6 that you have a growth strategy, however, it does not appear that you discuss it in any detail here. Please revise or advise.

The Company has provided the additional disclosure.

Marketing and Promotion, page 22

31.
We note on page 17 that you state that you expect a loss due to "significant future expenditures in connection with marketing efforts.. ." Please revise your marketing and promotion disclosure to describe these significant marketing efforts.

The Company has made the appropriate revision.

Mr. H. Christopher Owings
November 26, 2008

Management, page 23

32.	Please identify your independent directors, or alternatively indicate why you have determined not to appoint any independent directors. Refer to Item 407(a) of Regulation S-K.

The Company has provided the additional disclosure.

Certain Relationships and Related Transactions, page 24.

33.
Please revise to describe your policies and procedures for the review, approval or ratification of any transaction in which the registrant was or is to be a participant, the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Refer to Item 404(b)(1) of Regulation S-K. Also, if applicable, please state that the transaction with Spyglass Investment Partnership did not require such review, approval or ratification, or state if such policies and procedures were not followed with respect to such transaction. Refer to Item 404(b)(2) of Regulation S-K.

The Company has provided additional disclosure regarding Mrs. Sheehan’s review.

34.
We note that Ms. Gregarek and Ms. Sheehan hold positions in Art Design, Inc., the registrant's parent, and were both appointed as sole officers and directors of the registrant upon the company's establishment As such, please refer to the definition of "promoter" in Rule 405 of Regulation C and, if applicable, provide the disclosure required by Item 404(c) of Regulation S-K. In this regard we note that Ms. Gregarek and Ms. Sheehan were named as promoters at the time that Art Design, Inc. was formed.

The amount at issue here is below $60,000 and neither has received any consideration from the Company.

Principal Stockholders, page 25

35.
The beneficial ownership table on page 25 includes duplicate entries for Todd and Kathy Sheehan. Please remove the duplicative entry or provide a footnote explaining why you believe such duplication is appropriate.

The Company has provided additional disclosure.

Mr. H. Christopher Owings
November 26, 2008

36.
We note that your beneficial ownership table indicates that all officers and directors as a group will hold 335,000 shares or 30.9% of the outstanding shares. Please revise to include the shares held by Todd and Kathy Sheehan or advise why you do not believe this is appropriate.

The Company has provided the correction.

37.
Please revise to explain that the shares held by "All Officers and Directors as a Group" are also disclosed as being beneficially held by other individuals. Refer to Instruction 5 to Item 403 of Regulation S-K.

The Company has provided the correction.

38.
Please revise your beneficial ownership table to comply with Exchange Act Rule 13d-3. For example, if Spyglass Investment Partnership, by virtue of its ownership of 300,000 warrants, has the right to acquire beneficial ownership of registrant's shares within 60 days, then the shares underlying the warrants owned by Spyglass shall also be listed in the table as being beneficially owned by him, with appropriate disclosure to avoid confusion. Refer to Item 403(a) of Regulation S-K and Instruction 2 to Item 403 of Regulation S-K.

The Company has provided additional disclosure.

Description of Securities page 28

39.
We note that you do not disclose any expenses related to distribution of your shares within the prospectus. We also note that the table of "Other Expenses of Issuance and Distribution" on page 11-2 of Part II of the registration statement includes a total of $12,000 of such expenses. Please revise the prospectus to disclose any material expenses related to the distribution of shares, or alternatively state that you have determined that there are no material expenses related to distribution. Refer to Item 508(c)(3) of Regulation S-K.

Please note that the Company has included the expenses in The Spin-Off and Plan of Distribution section of the prospectus.

40.
Please remove your statement that your common shares distributed in the spin-off will be duly authorized, fully paid and non-assessable as this is a legal conclusion that the registrant is not qualified to make. Alternatively, attribute this statement to your counsel.

The Company has removed the language.

Mr. H. Christopher Owings
November 26, 2008

Reports to Stockholders, page 29

41.
We note your indication that you "intend" to furnish annual reports and that you will issue quarterly reports or other interim reports "as [you] deem appropriate."  Considering the effectiveness of this registration statement will trigger your reporting obligations under Section 15 of the Exchange Act, please revise these statements to acknowledge the reporting requirements, which you discuss in greater detail on the page that follows.

The Company has provided additional disclosure.

Financial Statements, page F-1

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

42.	Please provide an accounting policy that describes the types of costs included in costs of sales and the types of costs included in general and administrative costs.

Comment complied with. See “Inventories” and “General and administrative costs” accounting policy additions to Footnote 1.

43.	We note that you sell art products. Please provide your accounting policies with respect to accounting for inventories or tell us why you believe such disclosure is not required.

Comment complied with. See “Inventories” and “General and administrative costs” accounting policy additions to Footnote 1.

44.	Please provide a note that discloses the material terms of your loan agreement with Spyglass.

Comment 43. Comment complied with. See new Footnote 3.

Note 4. Stock Compensation, page F-9

45.	Please disclose how you calculated volatility of 142%. Refer to paragraph A240.e(2)(b) of SFAS 123(R).

Comment complied with. See added disclosure to Footnote 4.

Mr. H. Christopher Owings
November 26, 2008

46.
Please clarify for us the nature of the services received upon the issuance of 300,000 common stock purchase warrants to Spyglass. Furthermore, tell us how you concluded the incurred costs do not represent debt issuance costs that should be deferred and amortized over the life of the debt, as required by APB 21.

The warrants were issued to Spyglass for note agreement preparation and financial consulting. As Spyglass is under no binding obligation to lend the Company money nor is it under any obligation to give the warrants back, and taking into consideration the small expense amount attached with the warrants of $2,920 coupled with the short loan duration on any amounts advanced (due date of May 31, 2009), the Company concluded that immediate expensing of the $2,920 was more appropriate than recording an asset with no assured offsetting benefit.

47.	Please tell us the underlying stock price you used in calculating the fair value of the warrants and how you determined such price.

The Company used an underlying stock price of $.01 which was taken from the S-1 proposed maximum offering price.

48.
We note your disclosure under Legal Matters on page 29 that after the spin-off an affiliate of David Wagner & Associates, P.C. will own 20,000 shares of your common stock and warrants to purchase 50,000 shares. Please clarify for us how they originally received shares of your parent company stock. To the extent your parent company issued shares of its common stock to pay for your legal costs, please revise your financial statements to reflect the costs paid on your behalf by your parent company. Refer to SAB Topic 1:13.1.

The legal affiliate received shares in the parent company in 2006 for cash. The parent company has issued none of its shares to pay for Art Dimensions, Inc.’s legal costs.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page  F-7

Net Income (loss) per share, page F-7

49.
Please disclose the number of warrants, options and other potentially dilutive securities that were not included in the computation of earnings per share because to do so would be anti-dilutive. Refer to paragraph 40 of SPAS 128.

Comment complied with. See added disclosure to Footnote 1 “Net income (loss) per share”.

Mr. H. Christopher Owings
November 26, 2008

Revenue Recognition, page F-8

50.
We note your disclosure in Management's Discussion and Analysis on page 17 that you earn revenues from the sale of art products and consulting services. Furthermore, your Business description on page 21 says that you provide consulting, marketing and other business services of various types to artists and non-artists_ Please expand your revenue recognition policies to disclose your accounting policies for each type of current or planned revenue generating activity. At a minimum, please disclose your accounting for sales of art products, consulting services and marketing services. For services performed under contracts, disclose whether such contracts are long-term contracts and the period over which you recognize revenue and why_ Additionally, disclose your accounting policy for partial up-front payments received on contracts.

Comment complied with. See enhanced disclosure to Footnote 1 “Revenue recognition”.

Recent Sales of Unregistered Securities, page 11-2

51.
We note that the notes to the financial statements indicate that you received $2,000 for the 2,000,000 shares issued to Art Design, Inc. We also note that you issued 300,000 warrants to Spyglass Investment Partnership in relation to a promissory note and 50,000 warrants to David Wagner and Associates, P.C. in relation to legal services. Accordingly, please revise your disclosure to provide the information required by Item 701 of Regulation S-K with respect to these transactions.

The Company has provided additional disclosure.

Signatures, page 11-4

52.	It appears that you have provided the certification language from Form S-3. Please revise to include the language from Form S-1.

The Company has provided additional disclosure.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

David J. Wagner